UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2*)

Questcor Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74835Y101
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The Reporting Person is filing this amendment 2 to Schedule 13D to reflect that the aggregate amount of Shares beneficially owned by Neal C. Bradsher is 3,868,874.  Due to a clerical error, the amendment 1 to Schedule 13D filed on May 21, 2012 incorrectly reported the number of shares beneficially owned by Mr. Bradsher.

CUSIP No.	74835Y101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,578,660

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,578,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,578,660

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	74835Y101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,578,660

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,578,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,578,660

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	74835Y101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

290,214

8.	SHARED VOTING POWER

3,578,660

9.	SOLE DISPOSITIVE POWER

290,214

10.	SHARED DISPOSITIVE POWER

3,578,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,868,874

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	74835Y101

Item 1.  Security and Issuer.

     Questcor Pharmaceuticals, Inc., Common Stock (the "Shares")

     1300 North Kellogg Drive, Suite D
     Anaheim, California 92807

Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

The Shares reported herein are held in the name of Broadwood Partners.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,578,660 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 3,578,660 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,868,874 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Neal C. Bradsher, a Reporting Person, serves on the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,578,660 Shares, constituting 5.9% of the Shares of the Issuer, based upon the 60,190,441 Shares outstanding as of May 15, 2012 (the Reporting Persons obtained the number of Shares outstanding in a discussion with the Issuer).

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,578,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,578,660 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,578,660 Shares, constituting 5.9% of the Shares of the Issuer, based upon the 60,190,441 Shares outstanding as of May 15, 2012 (the Reporting Persons obtained the number of Shares outstanding in a discussion with the Issuer).

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,578,660 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,578,660 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,868,874 Shares, constituting 6.4% of the Shares of the Issuer, based upon the 60,480,655 Shares outstanding1 as of May 15, 2012 (the Reporting Persons obtained the number of Shares outstanding in a discussion with the Issuer).

Neal C. Bradsher has the sole power to vote or direct the vote of 290,214 Shares; has the shared power to vote or direct the vote of 3,578,660 Shares; has sole power to dispose or direct the disposition of 290,214 Shares; and has shared power to dispose or direct the disposition of 3,578,660 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) On May 10, 2012, the Issuer, pursuant to its 2006 Equity Incentive Awards Plan, granted the members of its Board of Directors options to purchase Shares.  Neal C. Bradsher, a member of the board of directors, was granted 15,214 options to purchase Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

1           The number of outstanding shares is based on the 60,190,441 Shares the Issuer reported outstanding as of May 15, 2012, adjusted for options held by Neal C. Bradsher.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete and correct.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

/s/ Neal C. Bradsher
Neal C. Bradsher

May 22, 2012

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D/A2 dated May 22, 2012 relating to the Common Stock of Questcor Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher
Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

/s/ Neal C. Bradsher
Neal C. Bradsher

May 22, 2012

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